January 17, 2003

Mr. Truman Hunt
75 West Center Street
Provo, Utah 84601

Dear Truman:

     It is with great pleasure that we offer you the position of President and Chief Executive Officer of Nu Skin Enterprises, Inc. The President/CEO reports to the Chairman of the Board of Directors.

     This position is offered on the following terms:

1.

Effective Dates. You would assume the title and responsibilities of the Company's President effective immediately. Your responsibilities and those retained by Mr. Lund will be determined between the two of you. Upon Mr. Lund's departure to serve a mission, currently anticipated to be June 2003, you will assume the additional title and responsibilities of the CEO.

2.

Base Salary. Your annual base salary will be immediately increased to $425,000. Upon your assumption of CEO responsibilities, your annual base salary will be increased to $550,000. Your base salary will be evaluated annually by the Compensation Committee of the Board of Directors and will be subject to adjustments based on company performance, market conditions and any other relevant data.

3.

Cash Bonus Plan. You will participate in the company's standard cash incentive plan, as may be amended time from to time, and you will be eligible to receive cash bonuses at the "60%-level" within that incentive plan.

4.

Stock Award. You will receive a restricted stock award immediately of 250,000 shares. These shares will vest at a rate of 25% per calendar year, with the first 25% vesting on January 1, 2004, and on January 1 of each year thereafter. The company recognizes that, upon vesting, the tax consequences of the stock award will require that you sell shares of stock to cover tax liabilities associated with the award. Therefore, the shares subject to the award will be registered by the company.

In addition, in connection with the stock award, you shall be entitled to receive a cash payment upon the Company’s payment of any cash dividends to shareholders generally in an amount equal to 250,000 times the amount of the cash dividends paid per share.

5.

Stock Options. You will receive an immediate grant of 250,000 stock options at current fair market value. These stock options will vest 25% per calendar year, with the first 25% vesting on December 31, 2003.

In addition, beginning in 2004, you will participate in the company’s standard stock option awards at a level to be determined annually by the Compensation Committee, but at a level not to be less than 50,000 shares of common stock per year, vesting ratably over a four-year period.

6.	Change of Control. In the event of a change in voting control of the Company, the following shall occur:

A.	All outstanding stock awards and stock options shall be considered vested immediately prior to the announcement of any such transaction.

B.

If within 24 months of a change of control your employment is terminated involuntarily or you are asked to assume a lesser position with the company for any reason except for cause (as defined below), you shall be entitled to terminate your employment if you so choose and accept (i) a lump sum severance payment equal to three times your annual target compensation then in effect (base plus cash bonus at 60% of base), (ii) continuation of health insurance benefits for a period of 36 months following termination or until similar benefits are obtained through other employment, and (iii) tax protection to offset the impact of any excise tax imposed on the above termination benefits as a result of any applicable IRS or state regulations on excessive compensation payments. A request to relocate to an office with located at a distance greater than a radius of 60 miles from the Provo, Utah office, will constitute involuntary termination.

7.

Other Benefits. You shall be eligible to participate in all of the benefit plans offered by the company to members of senior management at the highest level authorized the Compensation Committee for any member of management.

8.

Termination. In the event your employment is terminated for any reason other than for cause, your resignation, death or disability, you shall be entitled to (i) a lump sum severance payment equal to two times your annual target compensation then in effect, and (ii) tax protection to offset the impact of any excise tax imposed on the above termination benefit as a result of any applicable IRS or state regulations on excessive compensation payments. In addition, you shall be allowed to exercise any vested stock options that have

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vested as the date of your termination for a period of 1 year following termination of your employment.

A.

As used herein, “cause” shall mean (i) any act or omission that constitutes a material breach by you of your obligations as CEO and which breach is materially injurious to the Company, (ii) your willful and continued failure or refusal to substantially perform the duties required of you in you position with the Company, which failure is not cured within twenty (20) days following written notice of such failure, (iii) any willful violation by you of any material law or regulation applicable to the business of the Company or any of its subsidiaries or affiliates, or your conviction of, or a plea of nolo contendre to, a felony, or any willful perpetration by you of a common law fraud, or (iv) any other willful misconduct by you that is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company or any of its subsidiaries or affiliates.

9.

Key Employee Covenants. You shall continue to be subject to and bound by the Company's Key Employee Covenants that apply generally to members of senior management, including covenants of confidentiality, assignment of work product, and non-competition and non-solicitation.

     Please confirm your willingness to accept the employment terms set forth above by signing and returning a copy of this letter. We look forward to a rich and rewarding professional relationship with you.

Very truly yours,

/s/ Steven J. Lund Steven J. Lund President and Chief Executive Officer

/s/ Blake M. Roney Blake M. Roney Chairman

Accepted this 17th day of January, 2003

/s/  Truman Hunt
Truman Hunt

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